March 15, 2019

Tianhua Wu
Chief Executive Officer and Director
UP Fintech Holding LTD
18/F, Gandyvic Building, No. 1 Building,
No. 16 Taiyanggong Middle Road, Chaoyang District,
Beijing, 100020 PRC

       Re: UP Fintech Holding LTD
           Registration Statement on Form F-1
           Filed March 11, 2019
           File No. 333-229808

Dear Mr. Wu:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2019 letter.

Amendment No. 1 to Form F-1 Filed on March 11, 2019

Cover page

1. The total amount of your offering, including the overallotment option, calculated at the high end of your price range exceeds the maximum aggregate offering amount shown in your fee table. Please revise to ensure that the maximum aggregate size of the offering does not exceed the amount shown in the fee table.
Notes to the Consolidated Financial Statements
Note 10. Preferred Shares, page F-36

2. We note your response to our comment 1 in your supplemental response letter dated
 Tianhua Wu
UP Fintech Holding LTD
March 15, 2019
Page 2
      March 13, 2019. Please revise to disclose additional substantive terms of the preferred share arrangements, such as consent and veto rights of the preferred shareholders to prevent an IPO unless certain pre-money valuation and proceeds thresholds are met. In addition, revise your Critical Accounting Policies, Judgments & Estimates to disclose, in sufficient detail, the reasons why you believe it is not probable that the convertible preferred shares will become redeemable, and thus, why you do not recognize any accretion on the instruments.
Exhibits

3. The legality opinion filed as Exhibit 5.1 appears to contemplate an offering by the company and by selling shareholders. Please revise to provide a legality opinion that is specific to this offering.
       You may contact Stephen Kim at 202-551-3291 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameTianhua Wu
                                                           Division of
Corporation Finance
Comapany NameUP Fintech Holding LTD
                                                           Office of Financial
Services
March 15, 2019 Page 2
cc:       Ke Geng
FirstName LastName